EXHIBIT 5
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ENCANA CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION  (UNAUDITED)
Exhibit to June 30, 2004 Consolidated Financial Statements


CONSOLIDATED FINANCIAL RATIOS - MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company's continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.


                                                                    June 30
                                                            --------------------
                                                              2004         2003
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                                                                       Restated
Interest coverage on long-term debt:

Net earnings                                                   6.0          9.1

Cash flow                                                     15.7         13.1
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Note:  The Company has retroactively adopted the amendment made to the Canadian
       Institute of Chartered Accountants Handbook section 3860 "Financial Instruments - Disclosure and Presentation". As a result, the preferred securities issued by the Company are now recorded as a liability and included in long-term debt and the related carrying charges have been included as interest expense.